July 27, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Anuja A. Majmudar

RE:	International Media Acquisition Corp. (the “Company”)

Registration Statement on Form S-1, as amended

(File No. 333-255106) (the “Registration Statement”)

Dear Ms. Majmudar:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Chardan Capital Markets, LLC, as representative of the underwriters, hereby joins the Company in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-255106) (the “Registration Statement”) to become effective on July 28, 2021, at 5:00 p.m. Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As Representative of the several Underwriters

CHARDAN CAPITAL MARKETS, LLC

By:	/s/ George Kaufman
Name: George Kaufman
Title: Managing Director